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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 15)*
                                             --


                             TELEMUNDO GROUP, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)


                         COMMON STOCK, $.01 PAR VALUE
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   87999410
            -------------------------------------------------------
                                (CUSIP Number)
        Howard E. Steinberg, Senior Vice President and General Counsel
                         Reliance Group Holdings, Inc.
          Park Avenue Plaza, New York, New York 10055 (212) 909-1100
- --------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 19, 1994
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No.  87999410                                          Page 2 of    Pages


1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Reliance Group Holdings, Inc.
      IRS Employer's Identification No.:  13-3082071


2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                    (b) [_]


3  SEC USE ONLY


4  SOURCE OF FUNDS*


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                        [X]

6  CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

        7  SOLE VOTING POWER

             21,633,137

        8  SHARED VOTING POWER


        9  SOLE DISPOSITIVE POWER

             21,633,137

       10  SHARED DISPOSITIVE POWER


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             21,633,137

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [_]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             58.4%

14 TYPE OF REPORTING PERSON*

             HC

                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, $.01 par value per share (the "Security") of Telemundo Group, Inc. (the "Issuer"), whose principal executive offices are located at 2290 West 8th Avenue, Hialeah, Florida 33010. In accordance with Section 101 of Regulation S-T of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this statement restates the Schedule 13D and all amendments thereto filed by Reliance Group Holdings, Inc., a Delaware corporation ("RGH"), in respect of the Security prior to the date hereof.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed by RGH. RGH is a holding company whose principal business is the ownership of property and casualty and title insurance companies. Reliance Insurance Company ("RIC") and its property and casualty insurance subsidiaries and its title insurance subsidiaries underwrite a broad range of standard commercial and specialty commercial lines of property and casualty insurance, as well as title insurance. Approximately 97.9% of the combined voting power of all RIC stockholders is owned by Reliance Financial Services Corporation, a wholly owned subsidiary of RGH.

     RIC owns all of the common stock of Reliance Capital Group, Inc., a Delaware corporation ("Reliance Capital"). Reliance Capital is the general partner of Reliance Associates, L.P. which is the general partner of Reliance Capital Group, L.P. (the "Fund" and together with RGH, Reliance Capital and Reliance Associates, L.P., the "Reliance Entities"). The Fund is a New York limited partnership that was established by RGH for the purpose of investing in a variety of businesses, partnerships and other projects that RGH believed had the potential for capital appreciation but were not consistent with the then current investment objectives of RGH.

     Approximately 48% of the common voting stock of RGH is owned by Saul P. Steinberg, members of his family and an affiliated trust. As a result of his stock holdings in RGH, Saul P. Steinberg may be deemed to control RGH.

     The principal executive offices of each of RGH and Reliance Capital are located at Park Avenue Plaza, New York, New York 10055.

     The names, addresses and principal occupations of the directors and executive officers of RGH, all of whom are United States citizens, are as follows:

                                        POSITION WITH RGH AND
NAME AND BUSINESS ADDRESS               PRINCIPAL OCCUPATION
- -------------------------               -----------------------

Saul P. Steinberg                       Chairman of the Board,
Reliance Group Holdings, Inc.           Chief Executive Officer
Park Avenue Plaza                       and Director, RGH
New York, NY 10055

Robert M. Steinberg                     President, Chief Operating
Reliance Group Holdings, Inc.           Officer and Director, RGH;
Park Avenue Plaza                       Chairman of the Board and
New York, NY 10055                      Chief Executive Officer,
                                        RIC

George E. Bello                         Executive Vice President,
Reliance Group Holdings, Inc.           Controller and Director, RGH
Park Avenue Plaza
New York, NY 10055

Lowell C. Freiberg                      Senior Vice President,
Reliance Group Holdings, Inc.           Chief Financial Officer and
Park Avenue Plaza                       Director, RGH
New York, NY 10055

Henry A. Lambert                        Senior Vice President--
Reliance Group Holdings, Inc.           Real Estate Investments
Park Avenue Plaza                       and Operations, RGH;
New York, NY  10055                     President and Chief
                                        Executive Officer,
                                        Reliance Development
                                        Group, Inc.

Dennis J. O'Leary                       Senior Vice President--
Reliance Group Holdings, Inc.           Taxes, RGH
Park Avenue Plaza
New York, NY  10055

Fred M. Schriever                       Senior Vice President,
RCG International, Inc.                 RGH; Chairman of the
111 West 40th Street                    Board and President,
New York, NY 10018                      RCG International, Inc.

Philip S. Sherman                       Senior Vice President--
Reliance Group Holdings, Inc.           Group Controller, RGH
Park Avenue Plaza
New York, NY 10055

Bruce L. Sokoloff                       Senior Vice President--
Reliance Group Holdings, Inc.           Administration, RGH
Park Avenue Plaza
New York, NY 10055

                                        POSITION WITH RGH AND
NAME AND BUSINESS ADDRESS               PRINCIPAL OCCUPATION
- -------------------------               -----------------------

Howard E. Steinberg, Esq.               Senior Vice President,
Reliance Group Holdings, Inc.           General Counsel and
Park Avenue Plaza                       Corporate Secretary, RGH
New York, NY 10055

James E. Yacobucci                      Senior Vice President--
Reliance Insurance Company              Investments and
Park Avenue Plaza                       Director, RGH and RIC;
New York, NY 10055

George R. Baker                         Director, RGH
WMS Industries                          Corporate director/advisor to
3401 North California Avenue            various business enterprises
Chicago, Illinois  60618

Carter Burden                           Director, RGH; General
William A. M. Burden & Co.              Partner, William A. M.
10 East 53rd Street                     Burden & Co.; Chairman of
New York, NY 10022                      the Board, CRB
                                        Broadcasting Corp.

Dennis A. Busti                         Director, RGH; President and
Reliance National                       Chief Executive Officer,
Risk Specialists, Inc.                  Reliance National Risk
77 Water Street                         Specialists, Inc.
New York, NY  10005

Dean W. Case                            Director, RGH; President
Reliance Insurance Company              and Chief Operating Officer,
4 Penn Center Plaza                     RIC; President and Chief
Philadelphia, PA l9l03                  Executive Officer, United
                                        Pacific Insurance Company

Dr. Thomas P. Gerrity                   Director, RGH; Dean, The
The Wharton School                      Wharton School of the
University of Pennsylvania              University of Pennsylvania
Steinberg Hall-Dietrich Hall
3620 Locust Walk
Philadelphia, PA 19104

Jewell J. McCabe                        Director, RGH; President,
Jewell Jackson McCabe Associates        Jewell Jackson McCabe Associates
50 Rockefeller Plaza
Suite 46
New York, NY  10020

                                        POSITION WITH RGH AND
NAME AND BUSINESS ADDRESS               PRINCIPAL OCCUPATION
- -------------------------               -----------------------

Irving Schneider                        Director, RGH; Executive Vice
Helmsley-Spear, Inc.                    President, Helmsley--Spear,
60 East 42nd Street                     Inc.
New York, NY 10165

Bernard L. Schwartz                     Director, RGH; Chairman of
Loral Corporation                       the Board, President and
600 Third Avenue                        Chief Executive Officer,
New York, NY 10016                      Loral Corporation

Richard E. Snyder                       Director, RGH
c/o MacMillan Publishing
866 Third Avenue
New York, NY 10022

Thomas J. Stanton, Jr.                  Director, RGH
240 South Mountain Avenue
Montclair, NJ  07042


       The names of the directors and executive officers of Reliance Capital, all of whom are United States citizens and have a business address of c/o Reliance Group Holdings, Inc., Park Avenue Plaza, New York, New York 10055, are set forth below. The principal occupation of each such person is his position with RGH listed above.

Name                                    Position with Reliance Capital
- ----                                    ------------------------------

Saul P. Steinberg                       Chairman of the Board

Lowell C. Freiberg                      President; Chief Executive Officer;
                                        Director

Robert M. Steinberg                     Director

George E. Bello                         Director


       Neither RGH nor, to the best of its knowledge, Reliance Capital or any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor, except as set forth below, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

       On February 17, 1994, in settlement of an administrative proceeding concerning the accounting treatment for certain transactions in 1986 in the fixed income portfolio of RIC, without admitting or denying the allegations against it, RGH agreed to the entry of an order by the Securities and Exchange Commission that RGH cease and desist from committing or causing any violation, and from committing or causing any future violation of, Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-3 thereunder.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

       On July 30, 1993, the Issuer agreed with its largest creditors and RIC to the terms of a restructuring plan (the "Plan"). Under the terms of the Plan, the Issuer's outstanding common stock and warrants will be extinguished. However, the Issuer's existing stockholders will receive rights ("Rights") to purchase their pro rata portion of 1,450,000 shares of the new common stock (14.5% of the then outstanding new common stock) to be issued under the Plan by the reorganized issuer (the "New Common Stock"). As part of the Plan, RIC would act as a standby purchaser of any New Common Stock not acquired by the Issuer's other stockholders and RIC would receive warrants to purchase up to an additional 416,667 shares of New Common Stock for serving as such standby purchaser. The terms of the Plan also permit certain creditors to require RIC to purchase up to 300,000 shares of New Common Stock from such creditors.
The purchase price for the New Common Stock purchased by RIC as the standby purchaser or from the creditors and the warrant exercise price will be $7.19 per share. RIC will be granted certain registration rights with respect to the New Common Stock acquired by it.

       A copy of the terms of the Plan, which was filed as Exhibit 1 to Amendment No. 14, is incorporated herein by reference and qualifies the description above. Copies of the Standby Purchase Agreement dated as of July 20, 1994 and the Warrant Agreement and the Registration Rights Agreement, each of which pursuant to the Plan is to be executed on the date the Plan is consummated (the "Consummation Date") are filed as Exhibits 2, 3 and 4 hereto, respectively, are incorporated herein by reference and qualify the descriptions above.

       The response to Item 5 is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

       The Securities owned by RGH total 21,633,137 shares, and to the best knowledge of RGH, comprise 58.4% of the Securities outstanding (based on a total of 37,042,924 Securities outstandng as reflected in the Issuer's quarterly report on Form 10-Q for the period ended March 31, 1994). RIC, the Fund and Reliance Capital directly own 12,924,295 (including 3,572,953 shares over which the Fund used to hold proxies which were released by the Fund on July 12, 1994), 7,280,851 and 889,404 of such shares, respectively. The 21,633,137 shares owned by RGH include 538,587 shares of Security over which the Fund, by agreement with certain co-investors, has sole voting and dispositive power.

       On July 19, 1994, the Fund distributed to its partners on a pro rata basis in accordance with the terms of the partnership agreement, substantially all of the assets of the Fund, including an aggregate of 8,093,066 shares of the Security. 7,280,851 shares of the Security were retained by the Fund to be used in connection with the settlement of the Action (as defined in Item 6 below). 889,404 of the 8,093,066 shares distributed to the partners were distributed to Reliance Capital as a limited partner in the Fund. Except for the distribution by the Fund, neither RGH, Reliance Capital nor, to the best of RGH's knowledge, any other person named in Item 2 of this statement has effected any transactions in the Security in the past 60 days.

       To the best knowledge of RGH, set forth below is a list of the persons in
Item 2 who beneficially own (with sole voting and dispositive power) the
Securities:

                                                    Percent of
       Name                 Shares Owned       Outstanding Shares (1)
       ----                 ------------       ----------------------

George E. Bello                 228,900                   *

Dean W. Case                        500                   *

Philip S. Sherman                 4,200                   *

Howard E. Steinberg (2)           5,605                   *

Saul P. Steinberg (3)             2,435                   *

(1)  An asterisk indicates that the shares owned are less than 1% of the class.

(2) Includes 2,438 shares held by Howard E. Steinberg as custodian for his children, as to which he disclaims beneficial ownership.

(3)  Owned by spouse and as to which he disclaims beneficial ownership.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       The Reliance Entities, the Issuer and several other parties are defendants in an action brought in December 1987 entitled John Blair Communications, Inc., et. al. v. Reliance Capital Group, L.P., et. al. (the "Action"). On May 16, 1994, the parties to the Action entered into a settlement agreement (the "Blair Settlement Agreement") with respect to the Action pursuant to which, subject to certain conditions, the Issuer has agreed to issue to the plaintiffs in the Action (hereinafter referred to as the "Blair Entities") Rights to purchase 285,000 shares of New Common Stock (the "Blair Rights") on the same date (the "Rights Delivery Date") that Rights are issued to the stockholders of the Issuer. At any time on or before the 21st day following the Rights Delivery Date, the Blair Entities may elect to transfer to RGH, and RGH must accept, all or any portion of the Blair Rights at a price of $7 per Right. In addition to the election described above, if, prior to the 21st day following the Rights Delivery Date, the Blair Entities have exercised all or any portion of the Blair Rights, then at any time on or before such 21st day the Blair Entities may transfer to RGH their right to receive from the Issuer on the Consummation Date any number of shares of New Common Stock up to the number of shares for which the Blair Rights have been exercised for a price per share equal to $14.19, payable upon receipt by RGH of the transferred shares on the Consummation Date. If the Blair Entities exercise any of the Blair Rights, they may not exercise fewer than 142,500 of such Rights.

       In addition, pursuant to the Blair Settlement Agreement, within five (5) days of the Rights Delivery Date, the Fund will convey 285,000 Rights issued to it as an existing stockholder to the Issuer, who shall extinguish them.

       A copy of the Blair Settlement Agreement which is attached hereto as
Exhibit 5, is incorporated herein by reference and qualifies the description above. The response to Item 4 is incorporated herein by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit 1. Term Sheet, dated July 30, 1993 (incorporated herein by reference to Exhibit 1 to Amendment No. 14 to Schedule 13D filed in paper format).

       Exhibit 2. Standby Purchase Agreement, dated as of July 20, 1994, between the Issuer and RIC.

       Exhibit 3. Warrant Agreement, to be dated as of the Consummation Date, between the Issuer and RIC.

       Exhibit 4. Registration Rights Agreement, to be dated as of the Consummation Date, among the Issuer, RIC and certain other parties.

       Exhibit 5. Settlement Agreement, dated May 16, 1994, by and among John Blair Communications, Inc., the Issuer, RGH, Reliance Capital, the Fund and certain other parties.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 21, 1994



                                 RELIANCE GROUP HOLDINGS, INC.



                                 By:  /s/ James E. Yacobucci
                                      ____________________________
                                      Name:  James E. Yacobucci
                                      Title: Senior Vice President

                                 EXHIBIT INDEX


                                                                      Page No.
                                                                      --------
Exhibit 1. Term Sheet, dated July 30, 1993 (incorporated herein by reference to Exhibit 1 to Amendment
               No. 14 to Schedule 13D filed in paper format).

Exhibit 2.     Standby Purchase Agreement, dated as of
               July 20, 1994, between the Issuer and RIC.

Exhibit 3. Warrant Agreement, to be dated as of the Consummation Date, between the Issuer and RIC.

Exhibit 4. Registration Rights Agreement, to be dated as of the Consummation Date, among the Issuer, RIC and certain other parties.

Exhibit 5. Settlement Agreement, dated May 16, 1994, by and among John Blair Communications, Inc., the Issuer, RGH, Reliance Capital, the Fund and certain other parties.